Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

SECOND AMENDED AND

RESTATED ARTICLES OF INCORPORATION

OF

SUPERTEL HOSPITALITY, INC.

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1.	The name of the corporation is Supertel Hospitality, Inc. (the “Corporation”).

2.	The amendment to the Corporation’s Second Amended and Restated Articles of Incorporation is as follows:

Article III of the Corporation’s Amended and Restated Articles of Incorporation is amended by inserting the following at the end of Article III of the Corporation’s Second Amended and Restated Articles of Incorporation:

“Reverse Stock Split. As of 5:00 p.m., Eastern Time, on August 14, 2013 (the “Effective Time”), every eight (8) shares of the Corporation’s Common Stock, par value $.01 per share, issued and outstanding immediately prior to the Effective Time and held by each holder, shall automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock, par value $.01 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).

A shareholder who otherwise would be entitled to receive a fractional share interest as a result of the Reverse Stock Split shall, with respect to such fractional share interest, be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional share interest, upon receipt by the Corporation’s transfer agent of such shareholder’s properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of such shareholder’s Old Certificates (as defined below), in an amount equal to the product of (i) the fractional share interest otherwise issuable to such shareholder as a result of the Reverse Stock Split, multiplied by (ii) the volume weighted average price of the Corporation’s Common Stock on the five trading days prior to the Effective Time, as reported by the NASDAQ Global Market.

Each certificate that, immediately prior to the Effective Time, represented shares of the Corporation’s Common Stock (the “Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, subject to the elimination of fractional share interests as described above.”

3.
The Articles of Amendment were proposed by the Corporation’s Board of Directors and submitted to the shareholders on May 21, 2013 in accordance with the provisions of Chapter 9 of Title 13.1 of the Code of Virginia, and

(a)	The designation, number of outstanding shares, and number of votes entitled to be cast by each voting group entitled to vote separately on the Articles of Amendment were:

Designation	No. of Outstanding Shares	No. of Votes
Common Stock, $.01 par value per share and Series C Cumulative Convertible Preferred Stock, $.01 par value per share, voting as one group	26,151,192	32,650,212
(b)	The total number of undisputed votes cast for the Articles of Amendment separately by each voting group was:

Voting Group	Total No. of Undisputed Votes Cast FOR the Articles of Amendment
Common Stock, $.01 par value per share and Series C Cumulative Convertible Preferred Stock, $.01 par value per share, voting as one group	29,551,178

(c)	The number of votes cast for the Articles of Amendment by each voting group was sufficient for approval by that voting group.

Executed in the name of the corporation by:

/s/ Kelly A. Walters	Date: August 9, 2013
Kelly A. Walters President and Chief Executive Officer 402-371-2520 SCC ID# 04327979